Exhibit 4.1

DESCRIPTION OF MOLECULAR TEMPLATES, INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Molecular Templates, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share.

Unless the context otherwise requires, all references to “we” or “us” in this Exhibit 4.1 refer to Molecular Templates, Inc.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is based on the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) as well as our Amended and Restated Bylaws (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). The following description is only a summary, and it may not contain all the information that is important to you. This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation and Bylaws, which are exhibits to this report, and the DGCL.

As of the date of this report, our Certificate of Incorporation authorizes us to issue 150,000,000 shares of common stock, par value $0.001 per share and 2,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

We are authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders, except matters that relate only to one or more of the series of our preferred stock, and no holder has cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights by virtue of holding shares of our common stock. Pursuant to the terms of the Amended and Restated Securities Purchase Agreement, dated March 28, 2024, by and among us and the persons set forth therein, certain holders of our common stock have pre-emptive rights, subject to certain customary limitations, on future issuances of our securities. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that are currently designated and issued or that we may designate and issue in the future. A majority vote of the holders of common stock is generally required to take action under our Certificate of Incorporation and our Bylaws.

Preferred Stock

Our board of directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 2,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. As of December 31, 2023, we had 250 shares of Series A Preferred Stock outstanding held by three holders of record. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our Company, which might harm the market price of our common stock.

Antitakeover Provisions

Certain provisions of Delaware law, our Certificate of Incorporation and/or our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, as described below.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws include a number of provisions that may discourage or delay attempts to take over the Company or effect change to our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals.

Classification of Directors; Number of Directors; Removal of Directors; Vacancies

Our Certificate of Incorporation and Bylaws provide that our board of directors is divided into three classes serving three-year terms, with one class being elected each year. The number of directors may be fixed from time to time by our board of directors. Subject to the rights of the holders of any series of preferred stock, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by a vote of the stockholders. These provisions make it difficult for stockholders to remove directors and may prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary date on which we mailed our proxy materials for the preceding year’s annual meeting of stockholders. The notice must contain certain information specified in our Bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Stockholder Actions; Special Meetings of Stockholders

Our Certificate of Incorporation provides that stockholders may not take any action by written consent in lieu of a meeting. As a result, all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting. Additionally, our Bylaws provide that only a majority of the members of our board of directors then in office, the chairman of our board of directors or our president may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

No Cumulative Voting Rights

Our Certificate of Incorporation does not provide for cumulative voting rights in the election of our directors. Accordingly, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting of the stockholders.

Issuance of Undesignated Preferred Stock

The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Exclusive jurisdiction of certain actions

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Trust Company, N.A., 150 Royall Street, Canton, MA 02021.

Stock Exchange Listing

Our common stock is listed for quotation on the Nasdaq Capital Market under the symbol “MTEM.”